Lightspeed Commerce Appoints Manon Brouillette as Executive Chair of its Board of Directors
Brouillette will help accelerate the Company’s strategic transformation plan in new role

MONTREAL, MARCH 6, 2025 /PRNewswire/ Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced the appointment of Manon Brouillette as Executive Chair of its Board of Directors, effective April 1, 2025 to coincide with the first day of Lightspeed’s new fiscal year.

“I’m thrilled to be named as Lightspeed’s Board Chair during this pivotal moment in the Company’s history,” said Manon Brouillette. “Lightspeed is an incredible success story, celebrating 20 years supporting growing businesses and entrepreneurs, and I believe the Company has a powerful mission and vision to propel its next phase of growth for the years to come.”

Brouillette brings a wealth of experience and expertise to her role as Executive Chair. She currently serves as Chair of the board of directors of Hydro-Québec, the largest renewable energy company in eastern Canada, and her past board service includes Sonder, Altice USA and SFR (Altice France). During her career, Brouillette has accrued a strong foundation in omnichannel and company transformation, acting as the former CEO of Verizon Consumer Group, and EVP of Verizon, as well as President and CEO of Videotron. Brouillette rejoined Lightspeed’s Board of Directors in October 2023, where she played an instrumental role in developing the Company’s recently deployed transformation strategy.

“We are truly grateful to have had Manon Brouillette be part of our Board, and are excited to have her bring her extensive experience in scaling growth companies to the Executive Chair role,” said Dax Dasilva, Founder and CEO at Lightspeed. “As we enter a period of focused transformation for Lightspeed, Manon's record of success with business transformations will add immense value to our executive leadership team and our Company.”
Previous to Brouillette’s appointment, Patrick Pichette has been serving as interim Chair of the Board. Pichette will continue to serve as a Director on the Board. Along with Brouillette’s appointment, Lightspeed announced it has appointed Dale Murray as the Board’s Lead Independent Director.
This announcement comes ahead of Lightspeed’s Capital Markets Day, scheduled for March 26, 2025 at the New York Stock Exchange, where Lightspeed's management team will provide a comprehensive update on the Company's transformation plan, operational and financial impact, products, go-to-market efforts, and provide a long-term financial outlook.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the Company serves retail, hospitality, and golf businesses in over 100 countries.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding the Company’s strategic plans and the composition of Lightspeed’s board of directors. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com